The Descartes Systems Group Inc.
                         Press Release

DESCARTES REPORTS FISCAL 2013 SECOND QUARTER FINANCIAL RESULTS
Record revenues and operating results

WATERLOO, Ontario — September 6, 2012 — The Descartes Systems Group Inc. announced financial results for its fiscal 2013 second quarter (Q2FY13) ended July 31, 2012. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q2FY13 Financial Results
As described in more detail below, key financial highlights for Descartes in Q2FY13 included:
•	Revenues of $30.5 million, up 6% from $28.8 million in the second quarter of fiscal 2012 (Q2FY12) and up 2% from $29.9 million in the previous quarter (Q1FY13);
•	Services revenues of $29.3 million, up 10% from $26.7 million in Q2FY12 and up 6% from $27.7 million in Q1FY13. Services revenues comprised 96% of total revenues for the quarter;
•	Cash provided by operating activities of $6.6 million, up from $4.6 million in Q2FY12 and $4.4 million in Q1FY13;
•	Net income of $2.5 million, slightly down from $2.6 million in both Q2FY12 and Q1FY13;
•	Earnings per share on a diluted basis of $0.04, consistent with both Q2FY12 and Q1FY13;
•	Days-sales-outstanding (DSO) for Q2FY13 were 55 days, down from 58 days in Q1FY13 and up from 53 days in Q2FY12;
•
Adjusted EBITDA of $9.3 million, up 12% from $8.3 million in Q2FY12 and up 7% from $8.7 million in Q1FY13. Adjusted EBITDA as a percentage of revenues was 30%, up from 29% in both Q2FY12 and Q1FY13; and

•	Adjusted EBITDA per share on a diluted basis of $0.15, up 15% from $0.13 in Q2FY12 and up 7% from Q1FY13.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY13	Q1 FY13	Q4 FY12	Q3 FY12	Q2 FY12
Revenues	30.5	29.9	29.6	28.5	28.8
Services revenues	29.3	27.7	26.9	26.2	26.7
Cash provided by operating activities	6.6	4.4	7.5	6.6	4.6
Net income*	2.5	2.6	4.5	2.7	2.6
Earnings per diluted share*	0.04	0.04	0.07	0.04	0.04
Adjusted EBITDA	9.3	8.7	8.5	8.5	8.3
Adjusted EBITDA as a % of revenues	30%	29%	29%	30%	29%
Adjusted EBITDA per diluted share	0.15	0.14	0.13	0.13	0.13
DSOs (days)	55	58	52	53	53

* Net income and earnings per diluted share in Q4FY12 were positively impacted by the recovery of deferred income taxes of $1.9 million.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:
•	$14.2 million of revenues (46%) were generated in the US;
•	$7.3 million (24%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium;
•	$3.8 million (12%) in Belgium;
•	$3.6 million (12%) in Canada;
•	$1.4 million (5%) in the Asia Pacific region; and
•	$0.2 million (1%) in the Americas, excluding the US and Canada.

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2012 (1HFY13) included:
•	Revenues of $60.4 million, up 8% from $55.9 million in the same period a year ago (1HFY12);
•	Services revenues of $57.0 million, up 8% from $52.6 million in 1HFY12. Services revenues comprised 94% of total revenues for 1HFY13, consistent with 1HFY12;
•	Gross margin of 65%, down from 67% in 1HFY12;
•	Net income of $5.1 million, up 6% from $4.8 million in 1HFY12;
•	Earnings per share on a diluted basis of $0.08, consistent with 1HFY12;
•	Adjusted EBITDA of $18.0 million, up 13% from $16.0 million in 1HFY12. Adjusted EBITDA as a percentage of revenues was 30% in 1HFY13, up from 29% in 1HFY12; and
•	Adjusted EBITDA per share on a diluted basis for 1HFY13 was $0.28, up 12% from $0.25 in 1HFY12.

The following table summarizes Descartes’ results in the categories specified below over 1HFY13 and 1HFY12 (unaudited, dollar amounts in millions):

	1HFY13	1HFY12
Revenues	60.4	55.9
Services revenues	57.0	52.6
Gross margin	65%	67%
Net income	5.1	4.8
Earnings per diluted share	0.08	0.08
Adjusted EBITDA	18.0	16.0
Adjusted EBITDA as a % of revenues	30%	29%
Adjusted EBITDA per diluted share	0.28	0.25

“We’re metrics-driven and focused on results. By focusing first and foremost on the results our customers achieve using our technology and services, we’ve again delivered outstanding financial results in a challenging economic environment,” said Art Mesher, Descartes’ Chairman and CEO. “We’re well-positioned to continue to deliver on our plans with a healthy and well-calibrated business.”

Cash Position
As at July 31, 2012, Descartes had $35.5 million in cash comprised entirely of cash and cash equivalents. Cash and cash equivalents have decreased since April 30, 2012 by $34.0 million and decreased $30.0 million since January 31, 2012. The company has invested $37.6 million since January 31, 2012 to complete the acquisition of Infodis (June 2012) and the acquisition of Integrated Export Systems (June 2012).

The table set forth below provides a summary of cash flows for Q2FY13 and 1HFY13 in millions of dollars:

	Q2FY13	1HFY13
Cash provided by operating activities	6.6	10.9
Additions to capital assets	(0.9)	(1.7)
Settlement of acquisition earn-out	(0.2)	(0.6)
Acquisition of subsidiaries, net of cash acquired	(37.6)	(37.6)
Issuance of common shares	0.1	0.4
Settlement of stock options	(1.5)	(1.5)
Effect of foreign exchange rate on cash and cash equivalents	0.5	0.1
Net change in cash and cash equivalents	(34.0)	(30.0)
Cash and cash equivalents, beginning of period	69.5	65.5
Cash and cash equivalents, end of period	35.5	35.5

“We continue to invest in areas of our business with high strategic value and growth potential,” said Stephanie Ratza, CFO at Descartes. “This investment, combined with our strong balance sheet and focus on operational excellence, puts us in a strong position to best serve our customers and continue delivering on our long-term operating plan.”

Q2FY13 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, the company made the following announcements and/or participated in the following events since May 31, 2012:
•	Acquired Infodis, a Netherlands-based provider of software-as-a-service (SaaS) transportation management solutions;
•	Acquired substantially all of the assets of Integrated Export Systems, a leading provider of customs broker and forwarder enterprise systems;
•	Showcased its cloud-based Global Logistics Network (GLN) integrated with the SAP® Transportation Management application at the International SAP Conference for Transportation and Logistics 2012;
•
Successfully implemented Canadian Blood Services, a charitable organization that manages the blood supply in all Canadian provinces and territories except Quebec, on Descartes' cloud-based Transportation Management solution;

•	Streamlined shipment management for Unigroup, sister company of United Van Lines and Mayflower Transit, using Descartes' IES Forwarder Enterprise Solution; and
•	Improved efficiency for PNE Corporation, a leading distributor of propane cylinders across Canada, using Descartes' cloud-based route planning, optimization and mobile solution.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. EDT on September 6, 2012. Designated numbers are +1 866-200-6965 for North America or +1 646-216-7221 for international, using Participant PIN Code 12960112#.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors.  Phone conference dial-in or webcast log-in as required approximately 10 minutes beforehand.

Replays of the conference call will be available immediately afterwards, and until September 13, by dialing +1 646-216-7204 or +1 866-206-0173 and using conference playback number 274996#. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes' B2B network, the Global Logistics Network, integrates more than 35,000 trading partners to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x 202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders and to address economic uncertainty; investment in areas of Descartes’ business with high strategic value and growth potential; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY12. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed ten acquisitions since February 1, 2009, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q2FY13, Q1FY13, Q4FY12, Q3FY12 and Q2FY12, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q2FY13	Q1FY13	Q4FY12	Q3FY12	Q2FY12
Net income, as reported on Consolidated Statements of Operations	2.5	2.6	4.5	2.7	2.6
Adjustments to reconcile to Adjusted EBITDA:
Income tax expense (recovery)	1.4	1.8	(1.3)	1.7	1.6
Depreciation expense	0.6	0.6	0.7	0.6	0.6
Amortization of intangible assets	3.4	3.1	3.0	2.9	2.9
Amortization of stock-based compensation and related fees and taxes	0.3	0.2	0.5	0.2	0.2
Acquisition-related expenses	0.7	0.4	0.7	0.4	0.3
Restructuring charges	0.4	-	0.4	-	0.1
Adjusted EBITDA	9.3	8.7	8.5	8.5	8.3

Weighted average diluted shares outstanding (thousands)	63,869	63,836	63,629	63,408	63,358
Diluted earnings per share	0.04	0.04	0.07	0.04	0.04
Adjusted EBITDA per diluted share	0.15	0.14	0.13	0.13	0.13

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for 1HFY13 and 1HFY12, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	1HFY13	1HFY12

Net income, as reported on Consolidated Statements of Operations	5.1	4.8
Adjustments to reconcile to Adjusted EBITDA:
Income tax expense	3.2	2.9
Depreciation expense	1.2	1.2
Amortization of intangible assets	6.5	6.0
Amortization of deferred compensation, stock-based compensation and related fees and taxes	0.5	0.5
Acquisition-related expenses	1.1	0.5
Restructuring charges	0.4	0.1
Adjusted EBITDA	18.0	16.0

Weighted average diluted shares outstanding (thousands)	63,858	63,275
Diluted earnings per share	0.08	0.08
Adjusted EBITDA per diluted share	0.28	0.25

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	July 31,	January 31,
	2012	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,520	65,547
Accounts receivable
Trade	17,623	16,858
Other	5,533	5,324
Prepaid expenses and other	2,780	2,814
Inventory	1,122	413
Deferred income taxes	10,296	12,420
	72,874	103,376
LONG-TERM RECEIVABLE	913	296
CAPITAL ASSETS	9,880	9,287
GOODWILL	79,587	68,005
INTANGIBLE ASSETS	63,287	46,681
DEFERRED INCOME TAXES	31,189	31,279
	257,730	258,924
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,045	5,250
Accrued liabilities	9,726	12,317
Income taxes payable	1,074	1,318
Deferred revenue	8,200	6,636
	24,045	25,521
DEFERRED REVENUE	644	1,718
INCOME TAX LIABILITY	3,886	3,277
DEFERRED INCOME TAX LIABILITY	9,898	9,754
OTHER LIABILITIES	86	98
	38,559	40,368

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,592,734 at July 31, 2012 (January 31, 2012 – 62,432,727)	92,051	90,924
Additional paid-in capital	450,630	452,424
Accumulated other comprehensive loss	(3,874)	(63)
Accumulated deficit	(319,636)	(324,729)
	219,171	218,556
	257,730	258,924

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2012	2011	2012	2011

REVENUES	30,537	28,841	60,399	55,917
COST OF REVENUES	10,580	9,783	21,166	18,697
GROSS MARGIN	19,957	19,058	39,233	37,220
EXPENSES
Sales and marketing	3,085	3,339	6,246	6,621
Research and development	5,116	4,691	10,129	9,209
General and administrative	3,368	3,588	6,551	7,027
Other charges	1,179	335	1,606	666
Amortization of intangible assets	3,372	2,913	6,447	6,050
	16,120	14,866	30,979	29,573
INCOME FROM OPERATIONS	3,837	4,192	8,254	7,647
INTEREST EXPENSE	(15)	(2)	(31)	(5)
INVESTMENT INCOME	20	52	53	96
INCOME BEFORE INCOME TAXES	3,842	4,242	8,276	7,738
INCOME TAX EXPENSE
Current	676	221	1,254	596
Deferred	679	1,381	1,929	2,350
	1,355	1,602	3,183	2,946
NET INCOME	2,487	2,640	5,093	4,792
EARNINGS PER SHARE
Basic	0.04	0.04	0.08	0.08
Diluted	0.04	0.04	0.08	0.08
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,535	62,221	62,495	62,054
Diluted	63,869	63,358	63,858	63,275

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2012	2011	2012	2011
OPERATING ACTIVITIES
Net income	2,487	2,640	5,093	4,792
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	558	609	1,116	1,159
Amortization of intangible assets	3,372	2,913	6,447	6,050
Amortization of deferred compensation	-	-	-	11
Stock-based compensation expense	221	237	363	512
Deferred income taxes	679	1,381	1,929	2,350
Deferred tax charge	-	49	49	98
Changes in operating assets and liabilities:
Accounts receivable
Trade	1,359	(353)	(665)	(1,296)
Other	(205)	440	(225)	142
Prepaid expenses and other	574	(425)	162	(497)
Inventory	(514)	13	(717)	13
Accounts payable	17	(1,841)	98	(1,812)
Accrued liabilities	(1,040)	(418)	(2,779)	(1,250)
Income taxes payable	(162)	(77)	(139)	44
Deferred revenue	(782)	(598)	184	(433)
Cash provided by operating activities	6,564	4,570	10,916	9,883
INVESTING ACTIVITIES
Additions to capital assets	(854)	(734)	(1,667)	(2,035)
Settlement of acquisition earn-out	(238)	-	(590)	-
Acquisition of subsidiaries, net of cash acquired	(37,596)	(5,002)	(37,596)	(5,002)
Cash used in investing activities	(38,688)	(5,736)	(39,853)	(7,037)
FINANCING ACTIVITIES
Issuance of common shares for cash	133	362	433	1,495
Settlement of stock options	(1,525)	-	(1,525)	-
Repayment of other liabilities	(4)	(4,287)	(9)	(4,304)
Cash provided by financing activities	(1,396)	(3,925)	(1,101)	(2,809)
Effect of foreign exchange rate changes on cash and cash equivalents	(489)	(311)	11	1,104
(Decrease) increase in cash and cash equivalents	(34,009)	(5,402)	(30,027)	1,141
Cash and cash equivalents, beginning of period	69,529	76,187	65,547	69,644
Cash and cash equivalents, end of period	35,520	70,785	35,520	70,785